

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

James P. Purko
Chief Financial Officer
Connecture, Inc.
18500 West Corporate Drive, Suite 250
Brookfield, WI 53045

> **Re: Connecture, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 29, 2014**
> **CIK No. 0001211759**

Dear Mr. Purko:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

Please understand that the effect of the price range on disclosure throughout the document may cause us to issue comments at a later time.

Cover Page

3.   When known, please separately state the amount of securities offered by selling security holders and the selling shareholders' net proceeds. In your response letter, describe the classes of selling stockholders you expect to participate in the offering, by reference to the transactions in which they acquired or will acquire the shares to be resold in the offering. In your response, provide us with an explanation of the events you anticipate will trigger mandatory conversion of either Series A or Series B Preferred shares.

4.   Please include the date of the statistics that you present in the last page of your gatefold. Also, we note that you do not use the term "annual shoppers" in your prospectus. Please revise to explain how you use this term as a measure of your business.

Prospectus Summary, page 1

5.   From your risk factor on page 33, it appears that a small number of your significant shareholders will be able to exert significant influence or control over your operations. Please provide disclosure of the ownership concentration in an appropriate place in your Summary.

6.   Please disclose your net loss for the most recently completed fiscal year and interim period. Also, disclose the total stockholders' deficit at those period ends.

7.   Please indicate that all share amounts in your filing have been adjusted to give retroactive effect to the 1-for-26 reverse split effected on August 3, 2012.

Overview, page 1

8.   You make various claims of leadership. For example, you state that you are "a leading web-based consumer shipping, enrollment and retention platform," that you have a history of "leadership in the commercial under-65 health insurance market," that you are "a leader in the retiree exchange space," and refer to your "leadership in the individual market and with exchanges." Please provide support for each claim of leadership. In addition, provide support for your statement:

- On page 2 that you "estimate that approximately 100 million individuals will be shopping for and enrolling in health insurance annually through the individual marketplace and private exchanges by 2017";
- On page 2 that PPACA "is expected to drive growth in the under-65 individual market from 20 million lives in 2012 to 57 million in 2017";
- On page 2 that "[e]mployers are expected to move more than 40 million lives to

> private exchanges by 2018";

- On page 2 that "[a]pproximately $25.0 billion is spent to distribute health insurance annually";
- On page 2 that "$3.4 billion which is spent on technology to automate health insurance distribution today will increase to $5.2 billion by 2017";
- On page 3 that you "offer the only unified solution across a broad range of health insurance products";
- On page 4 that you have a "proven ability to innovate";
- On page 5 that the growth in the under-65 individual market will represent "an increase in annual commission spend of $4.2 billion";
- On page 79 that "[m]ore than 30% of 2014 enrollees in Medicare part D plans used [y]our product to compare and enroll"; and
- On page 81 that "Drug Compare is the most widely-used and comprehensive drug pricing comparison database."

As applicable, disclose material assumptions that underlie your descriptions of the market or projections of market growth, as well as the limitations thereof.

9.   Refer to the second-to-last sentence in this section. Please describe how your activities "enabled" Medicare.gov and the 1-800-Medicare call center agents. In addition, disclose how many of the 52 million Medicare beneficiaries obtained insurance through the use of your software.

Industry Background, page 1

10.   In your summary, you refer to certain terms that are specific to your industry. For example and without limitation, you mention "public and private exchanges," "multi-payer exchange," "multi-payer broker private exchanges," and "retiree exchange space." Other than brief disclosure on page 78, you do not appear to provide an explanation of these features of the industry in which you compete. Where applicable, please consider expanding your disclosure to provide an appropriate industry background, including how exchanges operate as part of the insurance distribution market.

Our Growth Strategy, page 4

11.   In the first full paragraph on page 5 you state that certain employers are moving towards "defined contribution plans." Elsewhere in your document, you mention "defined benefit plans." Please explain what these terms mean within the context of health insurance and clarify how employers or other plan sponsors can set defined contributions. Also explain how this differs from historical practices and the impact on your business.

Summary Consolidated Financial and Other Data

Adjusted Gross Margin and Adjusted EBITDA, page 11

12.   It is unclear from your disclosure in the second paragraph why the exclusion of the expenses in calculating Adjusted Gross Margin and Adjusted EBITDA provides a useful measure for period-to-period comparisons or how the revised information is useful to investors. Please expand to clarify.

Risk Factors

A significant amount of our revenues…, page 15

13.   Please disclose the name of your greater than ten percent customer for each of the 2013 and 2012 fiscal years, provide a description of the contractual and business relationship to this customer, and provide your analysis of whether any agreement with such principal customer is required to be filed.

In the event that our proprietary software does not operate…, page 17

14.   Regarding your disclosure in this risk factor, please tell us whether errors in your software have materially affected your operations or results. In addition, tell us whether the errors you reference contributed directly or indirectly to the technical problems experienced in the rollout of the Healthcare.gov website in October 2013. Finally, consider expanding "Business" to provide material disclosure in this regard and also clarify the role that your software plays in the PPACA plan selection process.

We rely on data center providers…, page 18

15.   You appear to be substantially dependent on your agreements with two data centers located in Georgia and California. Please disclose the duration of these agreements and tell us what consideration you gave to filing the agreements with these data centers as exhibits.

If our security measures are breached or fail…, page 19

16.   Please tell us whether you have experienced any material security breaches that have compromised confidential information or patient data. In your response, please describe the nature, severity, and frequency of any breaches.

Our substantial level of indebtedness…., page 20

17.   Please revise this risk factor to focus on the level of debt after the intended application of the offering proceeds. In addition, to the extent that a material amount of indebtedness is

expected to remain under your Credit Facility after the application of the proceeds, cross-reference your disclosure on page 63 – 64 regarding prior non-compliance and subsequent amendment of the financial covenants in that debt agreement.

Our government business relies…, page 23

18.   You disclose in this risk factor that you work primarily as a subcontractor to prime contractors. Where appropriate, please clarify the scope of this relationship and why you are "primarily" a subcontractor. To the extent that you have overall responsibility for the operation of government sites, identify those sites and clarify their importance to your business, as material.

Risks Related to this Offering and Ownership of our Common Stock, page 32

19.   Please add a risk factor disclosing that a significant portion of the offering proceeds will be used to repay related-party debt that was used to fund prior operating activities.

We currently qualify as an emerging growth company…, page 35

20.   We note the language in the second sentence of this risk factor regarding Section 107 of the JOBS Act. Please state your election under this Section:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Use of Proceeds, page 39

21.   You indicate that you may use the proceeds to make investments or acquisitions of other businesses, solutions or technologies. Please clarify whether there are any plans or proposals for such an acquisition. Also provide the interest rate and maturity date of each tranche of indebtedness to be paid with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

22.   Please provide a discussion of the challenges and risks on which management is most focused and the actions it is taking to address them. We note, for example:

- Decreased bookings within the Enterprise / Commercial segment;
- Increased reliance by consumers on mobile devices when your solutions are traditionally designed for desktop platforms; and
- Decreases in your professional services revenue as a percentage of total revenue for the year ended December 31, 2013 as compared to the year ended December 31, 2012.

23.   In the third paragraph you disclose that some of your customers are able to terminate contracts without cause or for convenience. Please expand your disclosure here or elsewhere, as appropriate, to provide quantitative context regarding the significance of the agreements that can be terminated without cause or for convenience, such as the portion of your software services revenues that was subject to these types of agreements in the most recent year, backlog that exists under such agreements as of a recent date, or some other measure that would inform investors of the significance of contracts of this type.

Key Financial and Operating Performance Metrics

Contracted Backlog, page 48

24.   We note your disclosure in the carryover paragraph at the bottom of page 48. State more specifically the approximate portion of the backlog not reasonably expected to be filled this year.

25.   Tell us the anticipated impact of the June 30, 2014 contracted backlog and each future year.

Software Revenue Retention Rate, page 49

26.   Tell us what consideration you gave to disclosing the software revenue retention rates by product and/or service, entity-wide and/or across your segments.

27.   Please disclose what proportion of total revenues your "active customers" comprise for the periods presented.

Comparison of Six Months Ended June 30, 2014 and 2013

Segment Revenue, page 54

28.   Please tell us what consideration you gave to discussing the reasons for the changes in revenues in your Medicare and Private Exchange segments. In addition, provide insight into the underlying conditions in the marketplace and the company's response to those conditions, as appropriate.

Segment Gross Margin, pages 55 and 58

29.   Please expand your disclosure to address in more detail the causes for the negative margins in the Enterprise/Commercial and Enterprise/State segments for 2013. You note the primary cause was increased implementation services being expensed. Therefore, tell us how the accounting for these services relates to your deferred implantation cost capitalization policy and, in particular, the material increase in such capitalized costs in 2013.

Research and Development, page 56

30.   We note the trend of increased research and development expenses. Expand your disclosure here and on page 59 to provide insight into the nature of the research and development activities and explain the impact that those expenditures had on your product offerings and your operations.

Comparison of Years Ended December 31, 2013 and 2012

Revenue by type, page 57

31.   Please disclose the method by which you allocate revenue to software services, professional services and other. Ensure that you specifically address revenue recognized from multiple element arrangements that are accounted for as a single unit of accounting. This comment is also applicable to your interim results disclosed on page 54.

32.   In describing the underlying drivers of changes in revenue and cost of revenue we note that you refer to a number of metrics (e.g., new customer implementations, headcount, number of health plan customers noted on pages 54, 56 and 57, respectively). Please tell us what consideration has been given to quantifying these amounts in your discussion in order for investors to better understand your business and the manner in which you assess changes in significant line items.

Critical Accounting Policies and Significant Judgments and Estimates

Research and Development and General and Administrative, page 59

33. We note the 60.2 % and 62.7% period-to-period increases in research and development and general and administrative expenses. In describing these changes you refer to increases in salaries and personnel as driving portions of these changes. Please revise your discussion here and throughout your results of operations narrative:

- to disclose known trends or uncertainties that have had or that you reasonably expect will have a material impact on these expenses in future periods. Refer to Regulation S-K Item 303(a)(3)(d); and
- to disclose the reasons for changes in the percentage of the expense line items in relation to revenue and any changes that you expect will impact that percentage in future periods.

Revenue Recognition and Deferred Revenue, page 60

34. Please explain what you mean by your continued need to "evaluate the term over which (y)our implementation fee revenue is recognized as (you) gain more experience with customer contract renewals." Please explain what new information is being gained over renewals and how that information is impacting your current estimates of customer lives. Revise your accounting policy to describe these evaluations and the sensitivity of the estimated lives you have disclosed.

Deferred Implementation Costs, page 61

35. Your deferred implementation costs have increased over 400% from fiscal 2012 to 2013. Please explain the cause and any change in your accounting policy rationale over the reported periods and revise your disclosure to explain the increase and any known trends associated with such increases.

Goodwill and Acquired Intangible Assets, page 61

36. Please explain what a "meaningful excess fair value" is in quantitative terms for each of your reporting units.

Liquidity and Capital Resources

Cash flows from operating activities, page 65

37. Tell us what consideration has been given to disclosing days' sales outstanding at the end of each of the periods presented. In this regard, we note that at December 31, 2013 the

accounts receivable balance and revenue balances had increased by 239% and 97%, respectively.

38.   Please explain further the causes for the decrease in deferred revenue of $9.7 million over the six-month period ended June 30, 2014 in view of the increased revenues over the same period.

Business, page 70

39.   Please provide a concise description of any material portion of your government business that may be subject to termination or renegotiation at the election of the Government.

Industry Background, page 70

40.   Regarding the industry data and other research you cite in your prospectus by Towers Watson, Accenture, and McKinsey & Company, please provide us with supplemental copies of the source of information that you cite. In addition, tell us whether the data was prepared for your company or for the offering.

Connecture Platform, page 76

41.   On page 80 you refer to your status as a CMS-approved Web Broker entity with the Federal Exchange. Where appropriate, please explain what this means and its significance to your business.

Competition, page 82

42.   In your response letter, please tell us for each of your business segments whether one or a small number of competitors is dominant. Also provide your views regarding whether more robust discussion of your competitors' products and services and their competitive positions, relative to yours, should be presented to provide investors a better understanding of your competitive standing in each business segment.

Intellectual Property, page 84

43.   Exhibit 10.3.9 includes a Patent Security Agreement with a list of patents pledged as security interest in Schedule I. Please tell us why you do not refer to your patents in this section or discuss the significance of patent protection to your business operations or the role of patents in your overall strategy to protect your intellectual property.

Management

Executive Officers and Directors, page 87

44.   Please provide employment information for Ms. DeVillers in a continuous period of not less than five years.

Executive Compensation

2013 Summary Compensation Table, page 94

45.   Please provide a narrative description of factors necessary to an understanding of the information in your table. For example, you should disclose the material terms of your bonus compensation. Refer to Item 402(o) of Regulation S-K.

Principal and Selling Stockholders, page 105

46.   In footnotes (1), (3), (4), (10), and (11) you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

Connecture, Inc.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

Revenue

47.   Tell us what consideration you gave to presenting separate product and service revenues in accordance with Rule 5-03.(b).1 and 2 of Regulation S-X. We note you refer to product revenues and costs in the filing and non-hosted software arrangements.

Notes to Consolidated Financial Statements as of an for the years ended December 31, 2013 and 2012

Summary of significant accounting policies

Accounts Receivable and Allowance for Doubtful Accounts, page F-8

48.   We note that the accounts receivable balance can vary significantly due to a number of factors and that aging is a factor in estimating the allowance for doubtful accounts. Revise to disclose your normal and customary payment terms for each solution type and your policy for charging off uncollectible receivables. Refer to ASC 310-10-50-4A.

Revenue Recognition, page F-9

49.   Tell us the amount of revenue recognized in each period presented for each of your four revenue sources and identify the reportable segment or segments in which each source of revenue arises. In addition, reconcile these amounts to your disclosures of "Revenue by Type" on page 57.

50.   Expand your revenue recognition policy to describe how each element included in your customer contracts is evaluated to determine whether they represent a separate deliverable. Please address revenue elements from each of your segments and to the extent that contracts contain elements from more than one segment, please include a description of your evaluation of these contracts. Please disclose the accounting literature applicable to each element and describe how you allocate the arrangement fee between the elements. In this regard, clarify any distinction between your software license fee arrangements that represent amounts paid for a perpetual right to use your solution and your characterization throughout the filing as a web-based solution provider. We note your disclosure on page 60 that your revenues are accounted for under hosted and non-hosted arrangements, but it is not clear in your policy how those differing arrangements are addressed. If applicable, please provide the same disclosures for each of your other revenue streams.

51.   We note that elements that do not qualify as a separate unit of accounting are combined with other remaining undelivered elements and the appropriate recognition of revenue is determined for the combined elements as a single unit. Please describe the "appropriate recognition" methods that are applied in such situations. Your response should also address the timing of revenue deferral and recognition when some, but not all, of the elements in an arrangement being accounted for as one unit of accounting have been delivered.

52.   We note that certain of your customers are able to terminate their contracts without cause or for convenience at any time. Tell us the prevalence of these terms and the significance of the revenue associated with them. Your response should include a description of how

the cancellation provisions have impacted and are reflected in your revenue recognition policies, including the treatment of any deferred costs recorded prior to the cancellation.

Deferred implementation Costs, page F-10

53.   Tell us the authoritative accounting literature used as a basis for accounting for your deferred implementation costs and related amortization periods. Tell us the nature of the costs included in the deferred amounts.

Goodwill and Other Intangible Assets, page F-15

54.   We note your customer relationship lives range from three to ten years; however, with respect to the DRX acquisition you assigned customer relationships a weighted average life of ten years. See page F-14. Please explain the difference between the range of lives and the DRX amount.

Note 10 – Redeemable Convertible Preferred Stock

Conversion, page F-21

55.   Please explain the reason for the difference between the conversion rate of the Series A and B preferred stock described in this paragraph and your statement on page F-7 that these shares will convert into common stock on a one-for-one basis.

Item 16. Exhibits and Financial Statement Schedules, page II-3

56.   We note that some of your agreements are missing exhibits or schedules. For example:

- Exhibit 4.1 does not include Exhibit A;
- Exhibit 4.2 does not include Exhibits A – C;
- Exhibit 4.3 does not include Exhibits A and B;
- Exhibits 10.3.1 and 10.4.1 omit all schedules except for Schedule 1.1;
- Exhibit 10.3.7 omits all schedules;
- Exhibits 10.3.8, 10.3.9, and 10.3.10 omit Schedule 1;
- Exhibit 10.4.3 does not include Exhibit A;
- Exhibit 10.5 does not include the Schedule of Purchasers;
- Exhibit 10.6.2 does not include Exhibit A;
- Exhibit 10.7.1 omits all exhibits;
- Exhibit 10.7.2 does not include exhibit A-1;
- Exhibit 10.8.1 omits all exhibits;
- Exhibit 10.9 omits all exhibits; and
- Exhibit 10.13 omits all schedules.

In your response letter, please advise us regarding the basis on which you exclude numerous schedules to filed exhibits, or file the complete exhibits.

57.   Please file a copy of your Certificate of Incorporation and Bylaws to be in effect after the completion of this offering. In this regard, we note the last bullet point on page 8.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tamara Tangen, Staff Accountant at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: <u>Via E-mail</u>
       Christopher C. Paci
       DLA Piper LLP (US)